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Fenwick's Distilling

Distillery

201 E Washington St
Rensselaer, IN 47978
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $65,000 invested.
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THE PITCH
Fenwick's Distilling is seeking investment to open a new artisan distillery!.
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Welcome to the next chapter of Fenwick's!

In August 2017, Fenwick Farms Brewing Company was born. In the fall of 2020, FFBC utilized Mainvest as a chosen form of supporting their growing business. The funds were proposed for a new brewhouse, additional brewing equipment, a new state-of-the-art tap system and bar, and the development of the outdoor dining space. All these projects are complete and it's time for the latest development... Fenwick's Distilling!

Fenwick's is excited to launch the distilling branch to continue to add value and diversity to our long-term vision. The immediate plans are to produce rum, vodka, gin and young whiskey while working to put bourbon into barrels!

We have already secured and remodeled the location of Fenwick's Distilling, which is just a couple blocks away from the brewhouse and restaurant. As of July 20, 2022, our distilling operation is fully legal and ready to start this journey.

While this may be the newest facet to our business, we are no strangers to Mainvest and our prior investors are no strangers to supporting a successful business. Our initial campaign closed in the 4th Quarter of 2020 and as of the close of 2nd Quarter 2022, we have already repaid our previous investors over 40% of their principal investment... WELL AHEAD OF SCHEDULE!

You'll find the details of that capital raise below. *Past performance is not indicative of future results.*

We are very comfortable with the projections for Fenwick's Distilling as we used the same conservative forecasting as we did with FFBC. It's our goal to under-promise and over-deliver just as we are with our initial investors!

We look forward to growing in this community and truly embrace the opportunity to be supported by those we serve. Thanks in advance for your consideration and contribution!

Cheers!

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FFBC MAINVEST CAMPAIGN

FFBC's 1st Mainvest Campaign

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Q&A
Why are you raising capital and why is now a good time?

Fenwick's is raising capital to facilitate the initial launch of our distilling operation. Additionally, Mainvest is our chosen path for funding because we love partnering with the community we live in. It grants us the opportunity to share our success with those who help us achieve it! It's a great time to invest in Fenwick's Distilling because we are completely through the legal process, have our building secured (and remodeled), and are ready to start pumping out high-quality spirits! The connection to the existing brewhouse and restaurant yields immediate sales, which means a faster return on your investment.

What's the most interesting thing you've learned about your industry since you got started?

This industry is a community like no other. Across the region and beyond, we've experienced nothing but support and partnership. That's pretty unique and we love being part of that. There are businesses out there that are small-minded and don't see the strength in community. The craft brewing and distilling world couldn't be more opposite. It's well understood that quality participants in the industry turns into a stronger industry overall. We are definitely in on that!

What are the main challenges for this businesses?

Not to state the obvious, but there are issues that still haven't completely normalized from the pandemic, such as the supply chain. There are disruptions you can see coming and disruptions that leave you scratching your head and questioning. Also, there are monumental challenges with starting a business from the ground up. We look forward to meeting those challenges and know the framework we already have in place propels us to a great starting point.

Who is your biggest inspiration?

This will sound cheesy and we know that... but we are inspired daily by our patrons! There is definitely no shortage of role models in the craft beer and spirits industry, but we are continuously encouraged by how well our patrons share our love for community. We wouldn't be achieving near the level of success we are without those that choose to support us.

Why are you raising capital and why is now a good time?

Fenwick's is raising capital to facilitate the initial launch of our distilling operation. Additionally, Mainvest is our chosen path for funding because we love partnering with the community we live in. It grants us the opportunity to share our success with those who help us achieve it! It's a great time to invest in Fenwick's Distilling because we are completely through the legal process, have our building secured (and remodeled), and are ready to start pumping out high-quality spirits! The connection to the existing brewhouse and restaurant yields immediate sales, which means a faster return on your investment.

What's the most interesting thing you've learned about your industry since you got started?

This industry is a community like no other. Across the region and beyond, we've experienced nothing but support and partnership. That's pretty unique and we love being part of that. There are businesses out there that are small-minded and don't see the strength in community. The craft brewing and distilling world couldn't be more opposite. It's well understood that quality participants in the industry turns into a stronger industry overall. We are definitely in on that!

What are the main challenges for this businesses?

Not to state the obvious, but there are issues that still haven't completely normalized from the pandemic, such as the supply chain. There are disruptions you can see coming and disruptions that leave you scratching your head and questioning. Also, there are monumental challenges with starting a business from the ground up. We look forward to meeting those challenges and know the framework we already have in place propels us to a great starting point.

Who is your biggest inspiration?

This will sound cheesy and we know that... but we are inspired daily by our patrons! There is definitely no shortage of role models in the craft beer and spirits industry, but we are continuously encouraged by how well our patrons share our love for community. We wouldn't be achieving near the level of success we are without those that choose to support us.

Why are you raising capital and why is now a good time?

Fenwick's is raising capital to facilitate the initial launch of our distilling operation. Additionally, Mainvest is our chosen path for funding because we love partnering with the community we live in. It grants us the opportunity to share our success with those who help us achieve it! It's a great time to invest in Fenwick's Distilling because we are completely through the legal process, have our building secured (and remodeled), and are ready to start pumping out high-quality spirits! The connection to the existing brewhouse and restaurant yields immediate sales, which means a faster return on your investment.

What's the most interesting thing you've learned about your industry since you got started?

This industry is a community like no other. Across the region and beyond, we've experienced nothing but support and partnership. That's pretty unique and we love being part of that. There are businesses out there that are small-minded and don't see the strength in community. The craft brewing and distilling world couldn't be more opposite. It's well understood that quality participants in the industry turns into a stronger industry overall. We are definitely in on that!

What are the main challenges for this businesses?

Not to state the obvious, but there are issues that still haven't completely normalized from the pandemic, such as the supply chain. There are disruptions you can see coming and disruptions that leave you scratching your head and questioning. Also, there are monumental challenges with starting a business from the ground up. We look forward to meeting those challenges and know the framework we already have in place propels us to a great starting point.

Who is your biggest inspiration?

This will sound cheesy and we know that... but we are inspired daily by our patrons! There is definitely no shortage of role models in the craft beer and spirits industry, but we are continuously encouraged by how well our patrons share our love for community. We wouldn't be achieving near the level of success we are without those that choose to support us.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $40,000
Building Renovation $2,500
Marketing $3,000
Initial Raw Materials $10,000
Operating Budget $5,600
Mainvest Compensation $3,900
Total $65,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $300,000 $345,000 $396,750 $444,360 $497,683
Cost of Goods Sold $75,000 $86,250 $99,187 $111,089 $124,419
Gross Profit $225,000 $258,750 $297,563 $333,271 $373,264

EXPENSES

Rent $12,000 $12,300 $12,607 $12,922 $13,245
Utilities $18,000 $18,450 $18,911 $19,383 $19,867
Salaries $40,000 $41,000 $42,025 $43,075 $44,151
Insurance $1,600 $1,640 $1,681 $1,723 $1,766
Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518
Legal & Professional Fees $5,000 $5,125 $5,253 $5,384 $5,518
Operating Profit $143,400 $175,110 $211,833 $245,400 $283,199
This information is provided by Fenwick's Distilling. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
Investment Round Status
Target Raise $65,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends September 16th, 2022
Summary of Terms
Legal Business Name Fenwick Farms Distilling Company
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $65,000 invested
1.5×
Investment Multiple 1.35×

Business's Revenue Share 2%-7.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Fenwick's Distilling's fundraising. However, Fenwick's Distilling may require additional funds from alternate sources at a later date.

No operating history

Fenwick's Distilling was established in February 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

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Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Fenwick's Distilling to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Fenwick's Distilling operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Fenwick's Distilling competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Fenwick's Distilling's core business or the inability to compete successfully against the with other competitors could negatively affect Fenwick's Distilling's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Fenwick's Distilling's management or vote on and/or influence any managerial decisions regarding Fenwick's Distilling. Furthermore, if the founders or other key personnel of Fenwick's Distilling were to leave Fenwick's Distilling or become unable to work, Fenwick's Distilling (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Fenwick's Distilling and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Fenwick's Distilling is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Fenwick's Distilling might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Fenwick's Distilling is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Fenwick's Distilling

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Fenwick's Distilling's financial performance or ability to continue to operate. In the event Fenwick's Distilling ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Fenwick's Distilling nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Fenwick's Distilling will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Fenwick's Distilling is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Fenwick's Distilling will carry some insurance, Fenwick's Distilling may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Fenwick's Distilling could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Fenwick's Distilling's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Fenwick's Distilling's management will coincide: you both want Fenwick's Distilling to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Fenwick's Distilling to act conservative to make sure they are best equipped to repay the Note obligations, while Fenwick's Distilling might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Fenwick's Distilling needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Fenwick's Distilling or management), which is responsible for monitoring Fenwick's Distilling's compliance with the law. Fenwick's Distilling will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Fenwick's Distilling is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Fenwick's Distilling fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Fenwick's Distilling, and the revenue of Fenwick's Distilling can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Fenwick's Distilling to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Fenwick's Distilling is a newly established entity and has no history for prospective investors to consider.

This information is provided by Fenwick's Distilling. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Fenwick's Distilling isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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